United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of March, 2014

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

* Resolutions adopted in the General Extraordinary shareholders' Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: March 21th, 2014

SUMMARY OF THE RESOLUTIONS ADOPTED IN THE GENERAL EXTRAORDINARY SHAREHOLDERS' MEETING OF GRUMA, S.A.B. DE C.V.

The undersigned, Alternate Secretary of the Board of Directors of GRUMA, S.A.B. DE C.V., HEREBY CERTIFIES:

That the General Extraordinary Shareholders' Meeting held at 9:30 hours on March 21, 2014, adopted the resolutions that are summarized as follows:

FIRST: Carry out the merger of GRUMA, S.A.B. DE C.V., as surviving company, with INVESTIGACION DE TECNOLOGIA AVANZADA, S.A. DE C.V., as merged company to be extinguished.

SECOND: That the merger shall become effective between the parties and for accounting and tax purposes for both companies and their shareholders, as from March 21 (twenty one), 2014, and against third parties, as from the date on which it is recorded before the Public Registry of the Property and Commerce of the corporate domicile of GRUMA, S.A.B. DE C.V.

THIRD: Once the merger becomes effective between the parties, all issued, subscribed and paid shares of INVESTIGACION DE TECNOLOGIA AVANZADA, S.A. DE C.V., as merged company will be cancelled, in terms of article 134 of the Ley General de Sociedades Mercantiles (Mexican Corporate Law), taking into consideration that GRUMA, S.A.B. DE C.V. is holder of the 99.99% of the capital stock of the merged company and that the rest of the shareholders of the merged company are also subsidiary companies of GRUMA, S.A.B. DE C.V., which holdings will be liquidated as well.

FOURTH: All assets and liabilities, rights and obligations of INVESTIGACION DE TECNOLOGIA AVANZADA, S.A. DE C.V., including its rights over trademarks, patents and/or any other Industrial and Intellectual Property, will be owned by GRUMA, S.A.B. DE C.V., with their book value as of December 31 (thirty one), 2013 (two thousand and thirteen), GRUMA, S.A.B. DE C.V., will acknowledge all liabilities that INVESTIGACION DE TECNOLOGIA AVANZADA, S.A. DE C.V. had as of that date and will make them its own, being unconditionally and expressly obliged to pay for those liabilities.

FIFTH: GRUMA, S.A.B. DE C.V. will continue to be governed by the same bylaws which are in force on this date, without any amendment whatsoever, given that the merger approved by these General Extraordinary Shareholders' Meeting does not imply any modification to the capital stock of GRUMA, S.A.B. DE C.V., nor the number of shares which represent it.

SIXTH: The merger will be carried out based on the non-audited individual statements of financial position and income of GRUMA, S.A.B. DE C.V. and INVESTIGACION DE TECNOLOGIA AVANZADA, S.A. DE C.V., as of December 31 (thirty one), 2013 (two thousand and thirteen), and such individual Statements of Financial Position and Income, shall be published in the Official Gazette of the State of Nuevo Leon, in terms of article 223 of the Ley General de Sociedades Mercantiles (Mexican Corporate Law).

SEVENTH: Authorized Messrs. RAUL CAVAZOS MORALES, SALVADOR VARGAS GUAJARDO, GUILLERMO ELIZONDO RIOS, RODRIGO MARTINEZ VILLARREAL, VALENTIN PARRA AREVALO, MARCELA LUGO TORRES AND HECTOR JOSE TREVINO FAZ, so that any of them, on behalf of the Company, carry out any and all acts needed to comply with the resolutions adopted in this Meeting, and if necessary, appear before a Notary Public of their choice to formalize any portion or all of these minutes, request an attested copy of the bylaws, as well as to issue simple or certified copies of the same.

EIGHTH: Approved the content of the minutes prepared in connection with the aforementioned Meeting.

San Pedro Garza Garcia, N.L., March 21, 2014.

MR. GUILLERMO ELIZONDO RIOS

ALTERNATE SECRETARY OF THE BOARD OF DIRECTORS